Gary R. Henrie
Attorney at Law

3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                                                                                Telephone:  702-616-3093
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                                                                           E-mail:  grhlaw@hotmail.com

September 2, 2009

By Filing on EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549-0404

Re:         Transfer Technology International Corp.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 8, 2009
Form 10-Q for the period ended June 30, 2009
Filed August 18, 2009
File No. 0-27131

To Whom It May Concern:

I am securities counsel to the above referenced company (the “Company”) and am in receipt of the Staff’s comment letter to the Company dated August 28, 2009.  The letter requests a response to its comments on or before September 11, 2009.

Please be advised that the Company’s auditors are unable to give their immediate attention to  comments in your letter requiring their assistance.  We therefore request that we be allowed an additional 10 business days beyond September 11, 2009, within which to respond to the comments.  This would extend the comment response due date to September 25, 2009.

Thank you for your consideration of this request.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Transfer Technology International Corp.
Securities Counsel